Exhibit 99.1

KPMG LLP New Jersey Headquarters 51 John F. Kennedy Parkway Short Hills, NJ 07078-2702

March 17, 2014

Lakeland Bancorp, Inc.

Oak Ridge, New Jersey

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Lakeland Bancorp. Inc. (the Company) on or about March 17, 2014, which contains notification of the registrant’s inability to file its Form 10-K by March 17, 2014. We have read the Company’s statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements for the year ended December 31, 2013, to be included in its Form 10-K.

Very truly yours,

/s/

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.